FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in
interests in the
Ordinary s
hares of GlaxoSmithKline plc in respect of the
personal holdings of the
under-mentioned persons
 at a price of £
12.35
 per Ordinary s
hare
, following the re-investment of the dividend paid to shareholders on
8 October

2009
.

Mr A P Witty	127
Mrs C M Witty	386
Mr J S Heslop	201
Mr D Learmouth	166
Dr D Pulman	174
Mrs C R Pulman	58

The Com
pany and the above named person
s were advised of this information on
12 October

2009.

This notification relates to a transaction notified in accordance with

Disclosure
and Transparency
Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

12 October

2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 12 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc